United States

Securities and exchange commission
washington, d.c. 20549

FORM 6-K

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of June 2026

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ✓  Form 40-F ___

Index

Item       Description of Items

1.	Material Fact — Election of new Chief Executive Officer, dated May 7, 2026
2.	Earnings Release — 1Q26
3.	Notice to the Market – Changes in relevant equity interest, dated May 20, 2026
4.	Notice to the Market – Cemig SIM completes the acquisition of 11 DG photovoltaic plants, dated June 3, 2026
5.	Notice to Shareholders – Resolutions of the Annual Shareholders' Meeting - DIVIDENDS/IoE, dated April 30, 2026

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: /s/ Andrea Marques de Almeida . Name: Andrea Marques de Almeida

Title: Vice President of Finance and Investor Relations

Date: June 9, 2026

1.	Material Fact — Election of new Chief Executive Officer, dated May 7, 2026

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

MATERIAL FACT

Election of new Chief Executive Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly held company with shares traded on the stock exchanges of São Paulo and New York, pursuant to CVM Resolution 44/2021, hereby informs its shareholders and the market in general that, on this date, the Company’s Board of Directors resolved to elect Mr. Alexandre Ramos Peixoto as Chief Executive Officer (CEO).

Alexandre Ramos Peixoto is a career engineer at CEMIG, with a strong academic background and extensive experience in the power sector. He holds postgraduate degrees in Quality Engineering and Management from PUC Minas and in Strategic Management and Planning from UFMG, and has an MBA in areas related to the energy sector. He has built a professional career spanning the main segments of the Brazilian Electricity Regulatory Agency (Aneel), the Ministry of Mines and Energy (MME), and the Energy Research Company (EPE). Since 2023, he has served as Chair of the Board of Directors of the Electric Energy Trading Chamber (CCEE). Prior to his role at the CCEE, he served as Chief Regulatory and Institutional Relations Officer at CEMIG.

CEMIG thanks Mr. Reynaldo Passanezi Filho for his dedication and leadership throughout his term of office. His management was marked by a significant growth cycle for the Company, consistent advances in operational efficiency, and record-high levels of investments, strengthening CEMIG’s strategic position and contributing to value creation for shareholders and society.

Belo Horizonte, May 07, 2026.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

2.	Earnings Release — 1Q26

EARNINGS RELEASE

2026 CEMIG

1Q26

Conference Call | Webcast

May 8 (Friday), at 1:00 p.m. (Eastern Time)

[Link - CEMIG - WEBCAST]

CMIG3 NÍVEL 1 BOVESPA BRASIL | CMIG4 NÍVEL 1 BOVESPA BRASIL | CIG LISTED NYSE | CIG.C LISTED NYSE

IBRX100 B3 | IEE B3 | ISE B3 | ICO2 B3

1Q26 RESULTS EBITDA and Adjusted EBITDA: R$1.79 billion Net income and Adjusted net income: R$979 million

Distribution

▪   R$213 million (+26.7%) increase in adjusted EBITDA, driven by the positive impact of the tariff adjustment in effect since May 2025, lower post-employment expenses and, solid performance in energy losses, offsetting the market contraction

o    Distributed energy excluding DG: -3.2% (Captive: -4.0% / Free market: -2.5%)

o    Distributed energy including DG-offset energy: -0.4%

▪   Opex and EBITDA better than regulatory targets at R$65 million and R$61 million, respectively

▪   Energy losses at 11.41%, below the regulatory limit of 11.48%

▪   DEC showing continuous improvement: 8.75 in Mar/26 vs. 8.97 in Dec/25

Post-Employment

▪   R$80 million reduction in adjusted post-employment expenses, due to the end of the health plan-related obligation, effective upon the agreement ratified by the Regional Labor Court (TRT) at the end of 2025

Trading

▪   R$197.7 million reduction in EBITDA from the trading activity

o    Exposure to higher prices in energy purchases to close short positions in 1Q26

o    Higher impact from undelivered energy related to wind and solar power purchase agreements

LEADERSHIP IN THE FREE MARKET

▪   First trading company to reach the milestone of 10,000 customer accounts

▪   242 MW sold on average in the retail free market in March (8.82% market share)

Generation

▪   GSF (0.92 in 1Q26 vs. 1.08 in 1Q25) with a negative impact of R$49 million in 1Q26

Capital Allocation

▪   Capex of R$1.48 billion (+22.1% YoY), with a focus on regulated businesses

o    Distribution: R$1.28 billion

o    Transmission: R$106 million

▪   Completion of the acquisitions of Pipoca HPP (R$39 million) and ETTM Transmission Company (R$30 million)

Debt Management

▪   Raised R$2.61 billion at Cemig D in April

o    Debentures: R$1.15 billion

o    Loan: US$280 million, fully hedged

▪  Leverage of 2.45x (net debt / adjusted EBITDA)

▪  Extension of debt maturities: 76% of debt matures in 2029 or later, beyond Cemig D’s Tariff Review

Interest on Capital declared in March: R$658 million

Cemig | Earnings Release	2

Key Financial and Operating Data

	1Q26	1Q25	% Change
Operating Highlights
Distributed Energy (MWh)	13,454,458	13,503,030	-0.4%
Total captive market	5,324,493	5,547,301	-4.0%
Total transport free market clients	6,284,468	6,448,334	-2.5%
DG2 and DG3 offset	280,999	150,270	87.0%
DG1 offset	1,564,498	1,357,125	15.3%
Energy sold GT + Holding (MWh)*	10,653,535	10,601,922	0.5%
Total distributed gas volume (thousand m³)	244,498	253,120	-3.4%
Financial Highlights (R$ million)
Net operating revenue	10,462.5	9,844.2	6.3%
PMSO	1,145.1	1,035.9	10.5%
EBITDA	1,788.7	1,827.2	-2.1%
Adjusted EBITDA	1,788.2	1,799.1	-0.6%
EBITDA Margin	17.1%	18.6%	-1.5p.p.
Financial Result	-338.4	-249.6	35.6%
Net Income	979.0	1,038.7	-5.8%
Adjusted Net Income	979.0	1,020.5	-4.1%
Investments	1,476.7	1,209.4	22.1%
	1Q26	2025	% Change
Net Debt	17,844.0	16,795.5	6.2%
Net Debt/Adjusted EBITDA	2.45x	2.30x	0.15x

*Excluding energy settled at the Brazilian Electric Energy Trading Chamber (CCEE)

**Does not include post-employment expenses

Financial statements and results spreadsheets can be accessed at the following link:

Results Center | Cemig IR

Cemig | Earnings Release	3

Table of Contents

EBITDA and Net Income per Company for the Quarter	5
Income Statements	6
Income Statement by Business Segment 1Q26	7
Consolidated energy market	8
Consolidated Energy Market	8
Performance by Company	9
Cemig D	9
Billed Energy Market	9
Performance by Sector	10
Sources and uses of electricity - MWh	11
Customer Base	11
2025 Tariff Adjustment	12
Tariff Review	12
OPEX and EBITDA - Actual vs. Regulatory	13
Quality Indicators – DEC/FEC	13
Combating Delinquency	13
Losses	14
Cemig GT/Holding	16
Energy Market	16
Energy Balance	16
Gasmig	17
Consolidated Financial Performance	18
Operating Revenue	18
Operating Costs and Expenses	20
Equity Income	23
Consolidated EBITDA	24
Cemig D EBITDA	25
Cemig GT EBITDA	26
Financial Income and Expenses	27
Net Income	27
Investments	28
Indebtedness	29
Evolution of Cemig's Credit Ratings	30
ESG – Performance Report	31
Share Performance	34
Power Plants	35
RAP – Cycle from July 2025 to June 2026	37
Regulatory Revenue and EBITDA from Transmission	38
Additional Information	38
Disclaimer	39

Cemig | Earnings Release	4

	1Q26	1Q25	% Change	1Q26	1Q25	% Change
(R$ million)	EBITDA (IFRS)			Adjusted EBITDA
Cemig D	1,010	819	23.3%	1,010	798	26.6%
Cemig GT	575	749	-23.2%	575	744	-22.7%
Gasmig	193	213	-9.4%	193	213	-9.4%
Other	11	46	-76.1%	10	44	-77.3%
Consolidated	1,789	1,827	-2.1%	1,788	1,799	-0.6%
New Replacement Value (VNR)	65	53	22.6%	65	53	22.6%
Equity income	52	42	23.8%	52	42	23.8%
Regulatory/IFRS difference from Transco	94	59	57.9%	94	59	57.9%
Consolidated minus VNR and equity income, plus regulatory/IFRS difference from Transco	1,766	1,791	-1.4%	1,765	1,763	0.1%

	1Q26	1Q25	% Change	1Q26	1Q25	% Change
	Net Income (IFRS)			Adjusted Net Income
Cemig D	398	311	28.0%	398	297	34.0%
Cemig GT	393	541	-27.4%	393	537	-26.8%
Gasmig	101	114	-11.4%	101	114	-11.4%
Other	87	73	19.2%	87	73	19.2%
Consolidated	979	1,039	-5.8%	979	1,021	-4.1%

* Additional details on regulatory transmission results are provided in the section “Revenue and Regulatory EBITDA for Transmission”

Cemig | Earnings Release	5

Income Statements

INCOME STATEMENT (R$ million)	1Q26	1Q25	% Change
NET REVENUE	10,463	9,844	6.3%
COSTS
Electricity and gas costs	-5,847	-5,523	5.9%
Infrastructure construction costs	-1,482	-1,202	23.3%
Operating costs	-1,421	-1,279	11.1%
	-8,750	-8,004	9.3%
GROSS PROFIT	1,712	1,841	-7.0%
OTHER REVENUES AND EXPENSES
Expected credit losses	-83	-51	64.7%
General and administrative expenses	-202	-194	4.2%
Other expenses	-118	-175	-32.4%
Other revenues	26	-	-
	-377	-419	-10.0%
Equity income	52	42	24.2%
Income before financial results and income taxes	1,387	1,463	-5.2%
Financial income	258	194	33.3%
Financial expenses	-596	-443	34.6%
Net financial result	-338	-250	35.6%
Income before income tax and social contribution	1,049	1,214	-13.6%

Current income tax and social contribution	-130	-259	-49.7%
Deferred income tax and social contribution	60	84	-28.0%

NET INCOME FOR THE PERIOD	979	1,039	-5.8%

Cemig | Earnings Release	6

Income Statement by Segment (R$ million)	Electricity				Gas	Equity income / Holding	Eliminations	Consolidated
	Generation	Transmission	Trading	Distribution
NET REVENUE	806	352	2,020	7,391	492	44	-644	10,463
Intersegment	399	196	-	48	-	-	-644	-
Third-party	408	156	2,020	7,343	492	44	-	10,463
ELECTRICITY AND GAS COSTS	-173	-0	-2,150	-3,945	-213	-0	635	-5,847
Intersegment	-47	-0	-371	-216	-	-1	635	-
Third-party	-126	-0	-1,779	-3,730	-213	1	-	-5,847
COSTS, EXPENSES, AND OTHER REVENUES	-180	-178	-31	-2,710	-119	-71	9	-3,281
Personnel	-37	-41	-15	-241	-15	-16	-	-366
Employee and management profit sharing	-4	-4	-3	-26	-3	-5	-	-45
Post-employment obligations	-4	-5	-1	-29	-	-12	-	-50
Materials, third-party services, and other expenses, net	-54	-13	-9	-654	-19	-20	9	-760
Intersegment	-7	-0	-	-2	-0	-0	9	-
Third-party	-47	-13	-9	-653	-19	-20	-	-760
Depreciation and amortization	-79	-5	-0	-275	-32	-10	-	-401
Provisions and adjustments for operating losses	-2	-4	-3	-186	2	-8	-	-202
Infrastructure construction costs	-	-105	-	-1,326	-51	-	-	-1,482
Other revenues	-	-	-	26	-	-	-	26
COSTS, EXPENSES, AND OTHER REVENUES	-353	-178	-2,181	-6,656	-332	-71	644	-9,128
Equity income	-	-	-	-	-	52	-	52
INCOME BEFORE FINANCIAL INCOME AND INCOME TAX	453	174	-161	736	160	25	-	1,387
Financial result	-24	-14	7	-284	-21	-3	-	-338
INCOME BEFORE INCOME TAXES	429	160	-154	452	139	22	-	1,049
Income tax and social contributions	-33	-21	29	-54	-39	48	-	-70
NET INCOME FOR THE PERIOD	396	139	-125	398	101	70	-	979

Cemig | Earnings Release	7

Consolidated Energy Market

The Cemig Group billed approximately 9.6 million customers in March 2026, adding 161,000 new customers YoY, up by 1.7%. Of this total, 9,624,850 are end-users and self-consumers, and 623 are other players in the Brazilian energy sector.

In the chart below, you can see the breakdown of the Cemig Group’s sales to end-users:

Cemig | Earnings Release	8

Billed Energy Market

	1Q26	1Q25	% Change
Captive + Transport - MWh
Residential	3,410,560	3,322,630	2.6%
Industrial	5,281,913	5,633,542	-6.2%
Captive market	123,347	191,693	-35.7%
Transport	5,158,566	5,441,849	-5.2%
Commercial, Services, and Other	1,544,105	1,603,880	-3.7%
Captive market	784,115	895,466	-12.4%
Transport	759,990	708,414	7.3%
Rural	519,590	555,100	-6.4%
Captive market	481,742	524,314	-8.1%
Transport	37,848	30,786	22.9%
Public Services	773,784	800,687	-3.4%
Captive market	516,867	605,273	-14.6%
Transport	256,917	195,414	31.5%
Utilities	71,147	71,871	-1.0%
Transport	71,147	71,871	-1.0%
Own Consumption	7,862	7,925	-0.8%
Total captive market	5,324,493	5,547,301	-4.0%
Total energy transported for free market clients	6,284,468	6,448,334	-2.5%
Total excluding DG	11,608,961	11,995,635	-3.2%
DG1 Offset	1,564,498	1,357,125	15.3%
DG2 Offset	280,206	149,349	87.6%
DG3 Offset	793	921	-13.9%
Total DG	1,845,497	1,507,395	22.4%
Total Market with DG	13,454,458	13,503,030	-0.4%

Energy supplied to captive customers, combined with energy transported to free market customers and distributors—excluding DG-offset energy—totaled 11,608 GWh in 1Q26, down 3.2% YoY. This result was primarily driven by lower consumption in the industrial (-351.6 GWh, -6.2%), rural (-35.5 GWh, -6.4%), and commercial (-59.8 GWh, -3.7%) segments, reflecting customer migration to distributed generation (DG) and the basic grid, as well as higher rainfall during the period, which reduced irrigation needs. In contrast, residential consumption increased (+87.9 GWh, +2.6%), reflecting growth in the number of customers.

Distributed energy, excluding DG, decreased by 3.2% driven by a 4.0% decline (-222.8 GWh) in captive market consumption and a 2.5% decline (-163.9 GWh) in grid usage by free-market customers.

When including DG-offset energy, total distributed energy decreased by 0.4% compared to the same period last year.

Cemig | Earnings Release	9

Performance by Sector

Industrial: Energy distributed to industrial customers decreased by 6.2%* YoY and accounted for 45.5%* of Cemig D’s total. The majority relates to energy supplied to industrial free-market customers (44.4%), which declined by 5.2% YoY. Meanwhile, billed energy for captive customers, representing 1.1% of total distribution, decreased by 35.7% YoY, primarily due to customer migration to the free market.

The decline in industrial consumption was significantly impacted by the migration of two major customers to the basic grid. Excluding this effect, distributed energy would have declined by 1.5%. Lower consumption in the quarter was primarily driven by Steel (-41.6%), Chemicals (-34.9%), and Ferroalloys (-11.4%), while Non-Ferrous Metals (+12.2%), Extractive Industry (+9.5%), and Food and Beverages (+4.0%) segments reported growth in consumption.

Residential: Residential consumption, representing 29.4%* of Cemig D’s distributed energy, increased by 2.6% YoY, driven by a 2.9% growth in the customer base (+230,200), partially offset by a 1.3% decline in average consumption per customer.

Commercial and Services: The commercial segment accounted for 13.3%* of Cemig D’s distributed energy in 1Q26 and declined by 3.7% YoY. This reflects a 12.4% drop in captive customer volumes, partially offset by a 7.3% increase in free-market volumes, directly driven by migration to this market. The overall decline in this segment, in turn, was mainly due to customer migration to DG.

Rural: This sector accounted for 4.5%* of total distributed energy and declined by 6.4% YoY, mainly due to higher rainfall in 1Q26 compared to previous year, which reduced irrigation needs.

Public Services: accounted for 6.7%* of distributed energy in 1Q26, and declined by 3.4% YoY.

*Excluding DG-offset energy

Cemig | Earnings Release	10

Sources and uses of electricity - MWh

	1Q26	1Q25	% Change
Metered Market - MWh
Energy Transported to Distributors	71,147	71,871	-1.0%
Energy Transported to Free Market Customers	6,189,900	6,375,406	-2.9%
Own Load + DG	8,532,690	8,716,549	-2.1%
Captive Market Consumption	5,438,282	5,597,673	-2.8%
DG Market	1,845,136	1,507,395	22.4%
Losses in Distribution Network	1,249,272	1,611,481	-22.5%
Total Volume Carried	14,793,736	15,163,826	-2.4%

Customer Base

In March 2026, 9.6 million consumers were billed, up by 1.9% YoY. Of this total, 6,438 are free customers using Cemig D’s distribution network.

	Mar/26	Mar/25	% Change
NUMBER OF CAPTIVE CUSTOMERS
Residential	8,247,521	8,017,329	2.9%
Industrial	22,455	23,926	-6.1%
Commercial, Services, and Other	875,867	910,920	-3.8%
Rural	373,448	393,234	-5.0%
Public Sector	75,148	73,991	1.6%
Street Lighting	8,186	7,220	13.4%
Public Services	13,163	13,519	-2.6%
Own Consumption	872	818	6.6%
Total captive customers	9,616,660	9,440,957	1.9%
NUMBER OF FREE MARKET CUSTOMERS
Industrial	2,520	2,091	20.5%
Commercial	3,322	2,692	23.4%
Rural	168	115	46.1%
Public Sector	81	43	88.4%
Public Service	339	109	211.0%
Utilities	8	8	0.0%
Total free market customers	6,438	5,058	27.3%
Total Captive + Free Market	9,623,098	9,446,015	1.9%

Cemig | Earnings Release	11

2025 Tariff Adjustment

Cemig D's tariffs are adjusted annually in May, with a tariff review process conducted every five years in the same month. The annual adjustment is designed to fully pass through non-manageable costs and to apply an inflation adjustment to manageable costs, as defined in the tariff review. The adjustment index for manageable costs is IPCA, from which the X Factor is deducted to capture productivity gains, in line with the price-cap regulatory model.

On May 20, 2025, ANEEL approved the result of the Company's Tariff Adjustment, effective from May 28, 2025 through May 27, 2026, with an average impact of 7.78% for consumers. The average effect for low-voltage customers was 7.03%, while for residential consumers it was 6.86%. The adjustment corresponding to the Company's manageable costs (Portion B) had an impact of 1.36 p.p. on the tariff adjustment; non-manageable costs (Portion A) related to energy purchase, transmission, sector charges, and irrecoverable revenues accounted for 6.12 p.p.; and the financial components of the tariff represented an increase of 0.30 p.p. The item with the greatest impact on the tariff adjustment was sector charges, which contributed an effect of 4.63 p.p., driven by the increase in the CDE.

Average Effect of the Tariff Adjustment
High-Voltage Average	9.45%
Low-Voltage Average	7.03%
Average Effect	7.78%

Additional information at:
https://www2.aneel.gov.br/aplicacoes/tarifa/arquivo/SEI_0111327_Nota_Tecnica_116_Cemig.pdf

Tariff Review

Highlights of the 2023 and 2018 Tariff Reviews:

Tariff Review	2018	2023
Gross remuneration base - R$ million	20,490	25,587
Net remuneration base - R$ million	8,906	15,200
Average depreciation rate	3.84%	3.95%
WACC (after taxes)	8.09%	7.43%
Remuneration on Special Obligations - R$ million	149	272
CAIMI - R$ million	333	484
QRR R$ - Depreciation (Gross base x depreciation rate)	787	1,007

* CAIMI: (Cobertura Anual de Instalações Móveis e Imóveis) – Annual support for facilities

* QRR: ‘Regulatory Reintegration Quota’: Gross base x annual depreciation rate

Additional information at:
https://www2.aneel.gov.br/aplicacoes/tarifa/arquivo/NT%2012%202023%20RTP%20Cemig.pdf

Cemig | Earnings Release	12

OPEX and EBITDA - Actual vs. Regulatory

Performance exceeded regulatory OPEX and EBITDA in 1Q26 by R$65 million and R$61 million, respectively.

Regulatory Ebitda is calculated by reference to: (i) remuneration of capital; (ii) the QRR quota (Gross base x annual depreciation rate); and (iii) a percentage of the Annual Cost of Facilities and Real Estate, published in Aneel Technical Notes at the times of Tariff Reviews and Tariff Adjustments.

Quality Indicators – DEC/FEC

DEC (Equivalent Interruption Duration per Consumer Unit) reached 8.75 hours in 1Q26—a record low and below the regulatory limit of 9.26 hours. This result represents a reduction of 40 minutes compared to the rolling 12-month period ended March 2025. FEC (Equivalent Interruption Frequency per Consumer Unit) remained slightly below the regulatory benchmark of 5.39, reaching 4.99 on a rolling 12-month basis at the end of 1Q26 (vs. 5.14 in December 2025).

Combating Delinquency

The Receivables Collection Index has remained above 99% since 2022, reaching 99.18% in March 2026. This performance reflects the effectiveness of our collection tools and the successful conclusion of key negotiations, leading to improved cash collections from customers.

Digital collections (PIX, direct debit, credit cards, app, etc.) reached 70.18% of total collections, up from 67.17% in March 2025. PIX, the most widely used payment method, accounted for 36% of collections and has generated R$41.0 million in fee savings since its implementation in 2021.

Cemig | Earnings Release	13

Losses

Energy losses remained below the regulatory target in the 12-month period ended March 2026, reaching 11.41%, compared to a target of 11.48%. Following the tariff adjustment effective May 28, 2025, an enhanced methodology for calculating non-technical loss coverage—defined by ANEEL in Technical Note No. 53/2025—was implemented. The updated methodology includes measured DG energy in the calculation, rather than billed energy, resulting in higher tariff coverage for energy losses.

Key loss-reduction measures implemented in 1Q26 included 74,000 inspections, the replacement of more than 81,000 obsolete meters and 92,000 smart meters (bringing the total to 695,000 since the project’s inception in September 2021). In addition, illegal connections were regularized for households in informal settlements and complex areas using shielded wiring, totaling 27,900 regularizations since the project’s inception in February 2023.

In 2026, the plan calls for 358,000 inspections, 400,000 smart meter installations, replacement of 150,000 obsolete meters, and the regularization of 25,000 households in low-income communities, leveraging BT Zero and Shielded Metering Panel technologies. It also includes expanding capacitor banks to enhance control of technical losses, among other structural initiatives.

Cemig | Earnings Release	14

Actual Losses

12.71
12.57
11.23
11.11
10.71
10.36
11.42
11.41
8.77
8.77
8.77
8.77
8.31
8.01
8.01
8.01
3.94
3.8
2.46
2.34
2.40
2.35
3.41
3.40
2019
2020
2021
2022
2023
2024
2025
Q1 2026
% Total Losses
% Non-technical losses
% Technical losses

Regulatory Losses

11.51
11.43
11.28
11.23
10.84
10.51
11.46
11.48
8.77
8.77
8.77
8.77
8.31
8.01
8.01
8.01
2.74
2.66
2.51
2.46
2.53
2.50
3.45
3.47
2019
2020
2021
2022
2023
2024
2025
Q1 2026
% Regulatory Losses
% Non-technical losses
% Technical losses

Cemig | Earnings Release	15

Energy Market

Energy sold by both Cemig GT and Cemig Holding, excluding CCEE, grew (+0.5%) YoY, with energy billed by Cemig GT totaling 6,539 GWh (including quota energy), up by 12.0% YoY, and Cemig Holding recording sales of 4,114 GWh, down 13.6% YoY. The migration of third-party purchase contracts from Cemig GT to Cemig Holding began in 3Q21 and has been proceeding gradually since then, having already reached approximately 61%. Of the total sold by the Holding and Cemig GT in 1Q26, 435.7 GWh were sold in the retail market.

	1Q26	1Q25	% Change
Cemig GT - MWh
Free Market Customers	3,629,097	3,390,177	7.0%
Industrial	2,342,687	2,232,751	4.9%
Commercial	1,207,399	1,027,676	17.5%
Rural	39,352	22,979	71.3%
Public Sector	39,659	106,771	-62.9%
Free Market (ACL) – Traders and Cooperatives	1,737,699	1,266,006	37.3%
Supply Quotas	567,622	580,100	-2,2%
Regulated Market (ACR)	571,697	570,369	0.2%
Regulated Market (ACR) – Cemig D	33,437	32,323	3.4%
Total GT	6,539,552	5,838,975	12.0%
Cemig H - MWh
Free Market Customers	2,050,436	2,308,556	-11.2%
Industrial	1,580,159	1,805,744	-12.5%
Commercial	405,428	466,944	-13.2%
Rural	41,859	35,868	16.7%
Public Service	22,991	0	-
Free Market (ACL) – Traders and Cooperatives	2,063,547	2,454,390	-15.9%
Total H	4,113,984	4,762,946	-13.6%
Cemig GT + H	10,653,535	10,601,922	0.5%

Cemig | Earnings Release	16

Gasmig is the exclusive distributor of piped natural gas in the state of Minas Gerais, serving industrial, commercial, residential, CNG, automotive, and thermoelectric segments. Its concession extends through January 2053. Cemig holds a 99.57% stake.

In April 2022, the Tariff Review process for Gasmig was completed. Highlights were:

•	Actual post-tax WACC decreased from 10.02% p.a. to 8.71% p.a.
•	Net Remuneration Base increased significantly, reaching R$3.48 billion
•	PMSO costs fully recognized by the regulator

EBITDA - R$ thousand	1Q26	1Q25	Var. %
Net Income	100,598	114,383	-12,1%
Income tax and social contribution expense	47,083	59,679	-21,1%
Financial result	21,138	15,627	35,3%
Depreciation and amortization	23,921	23,429	2,1%
EBITDA in accordance to “CVM Resolution 156”	192,74	213,118	-9,6%

The decrease in Gasmig’s EBITDA (-9.6% YoY) was driven by a 3.4% decline in distributed volume and customer migration to the free market, which carries lower margins.

Total volume of gas distributed was 3.4% lower YoY in 1Q26, with volume sold to the captive market down 53.1% (-104,100 m³) and volume distributed to industrial and thermal free-market customers up 167.0% (+95,500 m³). Sales volume declined mainly due to the migration of industrial customers to the free market, leading to higher volumes distributed to this segment. Overall, the industrial segment was the main driver of the decline, with a reduction of 7,000 m³ YoY.

Gasmig saw a 5.2% YoY increase in its client base, reaching 110,842 consumers. This growth was driven by both the residential (+4,000 customers) and commercial (+1,400 customers) segments.

MARKET (Volume in thousand m3)	2023	2024	2025	1Q25	1Q26	1Q26 vs. 1Q25
Automotive	31,907	22,511	19,216	5,473	3,923	-28.3%
Automotive Compressed Natural Gas	541	630	417	148	97	-34.5%
Industrial	830,943	786,363	513,509	177,025	76,892	-56.6%
Industrial Compressed Natural Gas	12,473	10,275	8,938	2,254	1,487	-34.0%
Residential	11,912	12,095	13,194	2,747	3,028	10.2%
Cogeneration	12,075	12,164	10,108	2,826	123	-95.6%
Commercial	21,964	23,203	24,598	5,477	6,281	14.7%
Subtotal - captive market	921,815	867,241	589,980	195,950	91,831	-53.1%
Industrial - free market	92,362	107,723	364,178	41,065	134,841	228.4%
Industrial Compressed Natural Gas - free market	0	7,699	10,145	2,150	2,255	4.9%
Cogeneration - free market	0	0	3,763	0	3,786	-
Thermal - free market	19,050	58,046	66,919	13,955	11,785	-15.5%
Subtotal - free market	111,412	173,468	445,005	57,170	152,667	167.0%
Total (captive + free)	1,033,227	1,040,709	1,034,985	253,120	244,498	-3.4%

Cemig | Earnings Release	17

Operating Revenue

	1Q26	1Q25	% Change
R$ thousand
Gross electricity supply	8,995,136	8,374,412	7.4%
Revenue from the use of electrical distribution systems – TUSD	1,510,020	1,429,008	5.7%
CVA and other financial components	369,582	126,322	192.6%
Revenue from transmission operation and maintenance	49,336	60,439	-18.4%
Revenue from transmission construction and improvement	151,789	66,344	128.8%
Financial return on transmission contract assets	38,341	173,432	-77.9%
Revenue from generation compensation	35,146	26,928	30.5%
Distribution construction revenue	1,376,970	1,148,545	19.9%
Adjustment to expected cash flow from the indemnifiable financial asset of the distribution concession (VNR)	65,278	53,203	22.7%
Revenue from financial restatement of the concession grant	120,632	138,457	-12.9%
Settlement with CCEE	19,832	21,923	-9.5%
Gas supply	556,413	920,783	-39.6%
Compensation for violation of continuity indicator standard	-48,017	-46,812	2.6%
Other revenue	1,030,792	722,019	42.8%
Taxes and charges levied on revenue	-3,808,707	-3,370,772	13.0%
Net revenue	10,462,543	9,844,231	6.3%

Gross Electricity Supply

	1Q26			1Q25			% Change
	MWh	R$ thousand	AVERAGE BILLED PRICE (R$/MWh) (1)	MWh	R$ thousand	AVERAGE BILLED PRICE (R$/MWh) (1)	MWh	R$ thousand
Residential	4,127,482	3,810,859	923.29	3,837,945	3,422,558	891.77	7.54%	11.35%
Industrial	4,129,740	1,102,746	267.03	4,311,273	1,204,333	279.35	-4.21%	-8.44%
Commercial, services, and others	3,026,994	1,716,199	566.96	3,062,598	1,646,848	537.73	-1.16%	4.21%
Rural	706,355	536,824	759.99	738,830	516,804	699.49	-4.40%	3.87%
Public sector	286,640	241,090	841.09	262,961	227,803	866.3	9.00%	5.83%
Street lighting	233,039	142,727	612.46	233,904	128,335	548.67	-0.37%	11.21%
Public services	266,561	122,887	461.01	297,993	150,285	504.32	-10.55%	-18.23%
Subtotal	12,776,811	7,673,332	600.57	12,745,504	7,296,966	572.51	0.25%	5.16%
Own Consumption	7,862	-	-	7,925	-	-	-0.79%	-
Net unbilled retail supply	-	75,814	-	-	-32,457	-	0	-
Wholesale Supply	12,784,673	7,749,146	600.57	12,753,429	7,264,509	572.51	0.24%	6.67%
Wholesale supply to other utilities	4,894,581	1,242,619	253.88	4,825,648	1,191,775	246.97	1.43%	4.27%
Net unbilled wholesale supply	-	3,371	-	-	-81,872	-	-	-
Total	17,679,254	8,995,136	504.54	17,579,077	8,374,412	483.11	0.57%	7.41%
(1)	The average price does not include revenue from unbilled supply

Cemig | Earnings Release	18

* Including DG-offset energy

Supply Revenue

Gross revenue from energy supply totaled R$8,995.1 million in 1Q26, compared to R$8,374.4 million in 1Q25, up 7.4% YoY, mainly driven by Cemig D’s annual tariff adjustment effective May 28, 2025, with an average increase of 7.78%.

Transmission

The Company’s transmission revenue consists of operating and maintenance revenue, construction revenue, and financial compensation of the contractual asset. In 1Q26, transmission revenue totaled R$239.5 million, down 20.2% YoY. Revenue from financial compensation of the contractual asset decreased by R$135.1 million due to the lower IPCA in the period (the inflation index used to adjust revenue), while construction revenue increased by R$85.4 million, driven by higher investments.

Gas

Gross revenue from gas supply totaled R$556.4 million in 1Q26, down 39.6% YoY, primarily impacted by the migration of industrial customers to the free market and the resulting reduction in sales volume.

Use of Electrical Distribution Systems - TUSD

In 1Q26, TUSD revenue derived from charges levied on free-market consumers for distributed energy increased by R$81.0 million (+5.7%) YoY. This change reflects the distribution company’s annual tariff adjustment, effective May 2025 and fully reflected in the quarter, as well as higher charges paid by consumers, partially offset by lower volumes transported to free-market customers.

CVA (Variation Compensation Account for “Portion A” Items) and other financial components

Revenue of R$369.6 million was recognized in 1Q26, up 192.6% YoY, mainly driven by higher energy purchase costs and CDE costs exceeding the level set in the tariff adjustment.

Cemig D recognizes in its financial statements the positive or negative differences between actual non-manageable costs and the estimated costs underlying tariff setting. These balances represent amounts to be refunded to consumers or passed through to the Company in future tariff adjustments.

Cemig | Earnings Release	19

Operating Costs and Expenses

CONSOLIDATED (R$ thousand)	1Q26	1Q25	% Change
Energy purchased for resale	4,915,028	4,266,626	15.2%
Basic grid usage charges	718,658	767,266	-6.3%
Gas purchased for resale	213,270	488,852	-56.4%
Construction Cost	1,482,436	1,201,864	23.3%
Personnel	365,592	346,291	5.6%
Employee and management profit sharing	45,054	43,285	4.1%
Post-employment obligations	50,233	102,405	-50.9%
Materials	32,348	38,693	-16.4%
Third-party services	596,063	514,714	15.8%
Depreciation and amortization	401,321	363,847	10.3%
Provisions (reversals)	84,000	145,574	-42.3%
Expected credit losses	83,363	50,628	64.7%
Expected loss on other loans	34,534	0	-
Other costs and expenses	131,804	92,908	41.9%
Total costs and expenses	9,153,704	8,422,953	8.7%
Gain on disposal of intangible assets	-26,191	0
Total other revenue (reduction in expenses)	-26,191	0	-
Grand total	9,127,513	8,422,953	8.4%

Operating costs and expenses totaled R$9.15 billion in 1Q26, up R$730.8 million (+8.7%). This amount excludes R$26.2 million in other revenue, related to gains on real estate sales and classified as contra-revenue.

This variation was mainly driven by a R$684.4 million increase in purchased energy costs and a R$280.6 million increase in construction costs (reflecting higher investments), partially offset by lower gas purchase costs for resale (-R$275.6 million).

Further details on costs and expenses are provided below:

Energy Purchased for Resale

CONSOLIDATED (R$ thousand)	1Q26	1Q25	% Change
Energy purchased on the free market	1,781,732	1,511,636	17.9%
Energy purchased through auction in the regulated market	1,260,776	963,255	30.9%
Distributed generation	1,018,078	950,867	7.1%
Short-term energy	593,620	319,240	85.9%
Energy from Itaipu Binacional	271,131	306,415	-11.5%
Firm energy quota contracts	187,244	202,949	-7.7%
Bilateral contracts	26,328	121,982	-78.4%
PROINFA	108,403	134,839	-19.6%
Quotas for the Angra I and II plants	54,984	83,446	-34.1%
PIS/Pasep and Cofins credits	-387,268	-328,003	18.1%
Total	4,915,028	4,266,626	15.2%

Cemig | Earnings Release	20

The consolidated cost of energy purchased for resale was R$4.92 billion in 1Q26, up R$648.4 million YoY. This variation is mainly due to the following factors:

•	Energy purchase costs in the free market, which represent the largest share of total energy purchase costs (R$1,781.7 million), increased by 17.9% YoY, reflecting the need to manage hydrological risk and to close short positions at higher prices.
•	Cost of short-term energy, which was up by R$274.4 million (+85.9%) YoY, mainly explained by higher exposure to the spot market in a scenario of higher PLD across all submarkets.
•	Cost of energy purchased in regulated market auctions, up by R$297.5 million (+30.9%) YoY, reflecting new contracts and annual IPCA-linked adjustments.

Cemig D (R$ thousand)	1Q26	1Q25	% Change
Energy purchased in regulated market auctions	1,276,628	975,020	30.9%
Distributed generation	1,018,078	950,867	7.1%
Short-term energy - CCEE	328,894	164,403	100.1%
Itaipu Binacional Energy	271,131	306,415	-11.5%
Firm energy quota contracts	191,504	207,353	-7.6%
Bilateral contracts	26,328	121,982	-78.4%
PROINFA	108,403	134,839	-19.6%
Quotas for the Angra I and II plants	49,970	83,446	-40.1%
PIS/Pasep and Cofins credits	-197,993	-174,270	13.6%
Total	3,072,943	2,770,055	10.9%

Cemig | Earnings Release	21

Gas purchased for resale

The cost of gas purchases was R$213.3 million in 1Q26, down 56.4% YoY, primarily due to lower gas purchase volumes for the regulated market, reflecting the migration of major industrial customers to the free gas market.

Third-party services

Expenses with third-party services increased by 15.8% (+R$81.3 million) YoY, primarily driven by the following increases: R$43.4 million (+24.8%) in maintenance, largely due to increased preventive maintenance, R$12.3 million (+17.9%) in information technology, and R$8.8 million (+39.0%) in tree trimming.

Expected credit losses (ECL)

The R$32.8 million YoY increase is partly explained by the change to the threshold for full loss recognition, extended from 24 to 36 months effective August 2024, with a reducing effect phased in over 12 months.

Provisions

Provisions for contingencies totaled R$84.0 million in 1Q26, down R$61.6 million YoY. The decrease is primarily driven by a lower level of labor-related provisions

Post-employment obligations

Expenses related to post-employment obligations decreased by R$52.2 million YoY, and by R$79.9 million excluding the non-recurring effect of the remeasurement of the obligation in 1Q25. This reduction reflects the termination of the health plan obligation, following an agreement with unions and retirees ratified by the Regional Labor Court (TRT) at the end of 2025.

Personnel

Personnel expenses totaled R$365.6 million in 1Q26, up R$19.3 million (+5.6%) YoY. Growth was mainly driven by an approximately 5% increase in the average number of employees between the periods, as well as the annual collective wage adjustment.

Cemig | Earnings Release	22

Employees and management profit sharing

The expense related to profit sharing was R$45.1 million in 1Q26, up R$1.8 million YoY.

Equity Income

EQUITY INCOME (R$ thousand)	1Q26	1Q25	Change (R$ thousand)
Taesa	74,184	76,084	-1,900
Cemig Sim	0	4,894	-4,894
Paracambi	4,098	3,571	527
Cachoeirão HPP	2,277	1,750	527
Pipoca HPP	404	3,760	-3,356
Guanhães Energy	2,517	8,390	-5,873
Belo Monte (Aliança Norte and Amazônia Energia)	-31,155	-56,330	25,175
Total	52,325	42,119	10,206

Equity income increased by R$10.2 million in 1Q26 vs. 1Q25. The main driver was the improvement in Belo Monte’s results, reflecting lower operating costs. In addition, following the asset unwinding at the end of 2025, Cemig Sim no longer reports equity income, as all assets are now fully owned.

Cemig | Earnings Release	23

(1)	EBITDA is a non-GAAP measure prepared by the Company and reconciled to its consolidated financial statements in accordance with Circular Letter CVM/SNC/SEP No. 01/2007 and CVM Resolution No. 156, dated June 23, 2022. It is defined as net income adjusted for net financial results, depreciation and amortization, and income tax and social contribution. EBITDA is not recognized under Brazilian Accounting Standards or IFRS, has no standardized definition, and may not be comparable to similarly titled measures reported by other companies. The Company uses EBITDA to assess performance. It should not be considered in isolation or as a substitute for net income or operating income, nor as a measure of operating performance, cash flow, liquidity, or debt repayment capacity. The Company also adjusts EBITDA to exclude non-recurring items that do not reflect underlying cash generation, in line with CVM Resolution No. 156/2022.
Consolidated EBITDA 1Q26
R$ thousand	Generation	Transmission	Trading	Distribution	Gas	Holding / Investments	Total
Net income for the period	396,428	138,987	-125,152	397,653	100,598	70,465	978,979
Income tax and social contribution expense	33,065	20,581	-28,658	54,435	38,568	-48,039	69,952
Financial result	23,619	14,414	-7,243	283,611	21,138	2,885	338,424
Depreciation and amortization	79,143	4,610	3	274,697	32,437	10,431	401,321
EBITDA in accordance with “CVM Res. 156”	532,255	178,592	-161,050	1,010,396	192,741	35,742	1,788,676
Non-recurring and non-cash items
Net income attributable to non-controlling shareholders	-	-	-	-	-434	-	-434
Adjusted EBITDA	532,255	178,592	-161,050	1,010,396	192,307	35,742	1,788,242

Consolidated EBITDA 1Q25
R$ thousand	Generation	Transmission	Trading	Distribution	Gas	Holding / Investments	Total
Net income for the period	393,883	163,510	64,065	311,162	114,384	-8,264	1,038,740
Income tax and social contribution expense	82,732	33,592	-23,540	58,606	57,975	-34,339	175,026
Financial result	3,558	5,967	-3,831	202,095	15,627	26,215	249,631
Depreciation and amortization	80,295	5,043	3	247,492	25,133	5,881	363,847
EBITDA in accordance with “CVM Res. 156”	560,468	208,112	36,697	819,355	213,119	-10,507	1,827,244
Non-recurring and non-cash items
Net income attributable to non-controlling shareholders	-	-	-	-	-492	-	-492
Remeasurement of post-employment liabilities	-2,829	-1,747	-400	-21,599	-	-1,122	-27,697
Adjusted EBITDA	557,639	206,365	36,297	797,756	212,627	-11,629	1,799,055

EBITDA of R$1,788.7 million in 1Q26 represented a 2.1% YoY decrease, while adjusted EBITDA decreased by 0.6%. The main effects in the comparison are as follows:

•	R$191.0 million increase in Cemig D’s EBITDA, mainly driven by the positive impact of the tariff adjustment (average effect of 7.78%, effective May 2025), lower post-employment expenses, and improved performance in energy losses.
•	R$197.7 million decrease in EBITDA from the trading activity, reflecting higher costs to close short positions at elevated prices, partially offset by a less negative submarket effect than in 1Q25.
•	R$79.9 million reduction in adjusted post-employment expenses, excluding the R$27.7 million positive effect from the remeasurement held in 1Q25. The reduction is explained by the termination of the health plan obligation, following an agreement ratified by the Regional Labor Court (TRT) at the end of 2025.
•	R$49 million negative impact from lower GSF for the quarter (0.92 in 1Q26 vs. 1.08 in 1Q25) which led to higher energy purchases at elevated PLD levels

Cemig | Earnings Release	24

•	R$20.4 million YoY reduction in Gasmig’s EBITDA, reflecting a 3.4% decline in distributed gas volume and significant customer migration to the free market, which carries lower regulatory margins.
•	R$10.1 million YoY increase in Cemig Sim’s EBITDA, reaching R$19.5 million, due to increased installed capacity.

Cemig D EBITDA

Cemig D EBITDA - R$ thousand	1Q26	1Q25	% Change
Net income for the period	397,653	311,158	27.8%
Income tax and social contribution expense	54,435	58,607	-7.1%
Net financial income	283,611	202,096	40.3%
Amortization	274,697	247,491	11.0%
EBITDA in accordance with “CVM Resolution 156”	1,010,396	819,352	23.3%
Remeasurement of post-employment liabilities	-	-21,599	-
Adjusted EBITDA	1,010,396	797,753	26.7%
VNR	65,278	53,203	22.7%
Adjusted EBITDA minus VNR	945,118	744,550	26.9%

Cemig D reported EBITDA of R$1,010.4 million, up 23.3% YoY. Adjusted EBITDA, in turn, grew 26.7% compared to the same period last year. The main effects on EBITDA in the quarters’ comparison are as follows:

•	Tariff adjustment with an average effect of 7.78%, effective May 2025, offset by a market decline YoY
o	Distributed energy (excluding DG): -3.2% (comprising -4.0% in the captive market and -2.5% in the free market). The variation mainly reflects the migration to DG, lower industrial consumption (-6.2%), which was strongly influenced by the migration of two large customers to the basic grid, and the reduction in rural consumption (-6.4%), influenced by higher rainfall. Residential consumption, in turn, increased by 2.6% YoY
o	Total distributed energy, including DG-offset energy: -0.4% YoY
•	R$58.0 million reduction in adjusted post-employment obligation expenses, excluding the R$21.6 million positive effect from the remeasurement held in 1Q25. The reduction is explained by the termination of the health plan post-employment obligation, following an agreement ratified by the Regional Labor Court (TRT) at the end of 2025
•	Good performance in energy losses, which stood at 11.41% over the 12-month window, below the regulatory coverage of 11.48%. In 1Q25, the change in the loss calculation methodology— whereby ANEEL began incorporating the effects of energy injected from distributed generation—had not yet taken effect, which have increased regulatory coverage
•	R$35.9 million YoY decrease in provision for contingencies
•	R$24.7 million YoY increase in expected credit losses, in addition to the recognition of expected losses on other receivables totaling R$34.5 million in 1Q26
•	R$33.7 million increase in asset retirement expenses, partially offset by the proceeds from the sale of real estate totaling R$26.2 million
•	R$65.3 million in VNR in 1Q26, compared to R$53.2 million in 1Q25

Cemig | Earnings Release	25

Cemig GT EBITDA

Cemig GT EBITDA - 1Q26
R$ thousand	Generation	Transmission	Sales	Investments	Total
Net income for the period	395,359	136,979	-104,746	-34,872	392,720
Income tax and social contribution expense	33,066	19,478	-18,147	2,504	36,901
Financial result	23,619	14,971	-7,243	20,175	51,522
Depreciation and amortization	82,749	4,670	3	7,083	94,505
EBITDA in accordance with “CVM Res 156”	534,793	176,098	-130,133	-5,110	575,648
Adjusted EBITDA	534,793	176,098	-130,133	-5,110	575,648

Cemig GT EBITDA - 1Q25
R$ thousand	Generation	Transmission	Sales	Investments	Total
Net income for the period	393,597	163,169	27,543	-43,032	541,277
Income tax and social contribution expense	82,433	33,102	2,271	-9,541	108,265
Financial result	3,639	6,196	-3,871	9,590	15,554
Depreciation and amortization	81,922	2,299	3	-	84,224
EBITDA in accordance with “CVM Res 156”	561,591	204,766	25,946	-42,983	749,320
Remeasurement of post-employment liabilities	-2,829	-1,747	-400	-538	-5,514
Adjusted EBITDA	558,762	203,019	25,546	-43,521	743,806

Cemig GT’s EBITDA totaled R$575.6 million in 1Q26, down 23.2% YoY, while adjusted EBITDA decreased by 22.6%. The main effects on EBITDA in the quarter are as follows:

•	R$49 million negative impact from lower GSF for the quarter (0.92 in 1Q26 vs. 1.08 in 1Q25) which led to higher energy purchases at elevated PLD levels
•	R$156.1 million decrease in EBITDA from the trading activity, reflecting higher costs to close short positions at elevated prices, partially offset by a less negative submarket effect than in 1Q25
•	R$17.0 million improvement in equity income, mainly due to less negative equity income from Belo Monte (R$31.2 million in 1Q26 vs. R$56.3 million in 1Q25)
•	R$19.5 million EBITDA from Cemig Sim, reflecting its full consolidation following its acquisition by GT in late 2025
•	R$16.9 million reduction in adjusted post-employment expense, excluding the positive effect of R$5.5 million from the remeasurement held in 1Q25. The reduction is explained by the termination of the post-employment health plan obligation, following an agreement ratified by the Regional Labor Court (TRT) at the end of 2025

Cemig | Earnings Release	26

Financial Income and Expenses

(R$ thousand)	1Q26	1Q25	% Change
Financial Income	257,960	193,537	33.3%
Financial expenses	-596,384	-443,168	34.6%
Financial result	-338,424	-249,631	35.6%

The consolidated financial result in 1Q26 represented a net financial expense of R$338.4 million, up R$88.8 million YoY. This performance is mainly due to the following factors:

•	R$143.6 million increase in financial expenses related to debentures charges, reflecting higher gross debt and a higher CDI rate during the period (3.4% in 1Q26 vs. 3.0% in 1Q25)
•	R$27.7 million increase in financial income from CVA variations, reflecting a higher balance of regulatory assets to be passed through in the next tariff adjustment, driven by energy purchase costs at Cemig D exceeding those approved in the 2025 tariff adjustment.

Net Income

Cemig reported net income of R$979.0 million in 1Q26, compared to R$1,038.7 million in 1Q25. Adjusted net income was 4.1% lower than 1Q25, when it totaled R$1,020.1 million.

As discussed in the previous sections, net income was primarily impacted by the reduction in EBITDA from trading, partly offset by improved performance at the distribution unit. The financial result, in turn, was negative R$338 million, R$88.8 million higher than 1Q25, due to the increase in net debt. Offsetting this factor, the effective income tax rate was lower in 1Q26, influenced by higher declared IoC, amounting to R$658 million in 1Q26 and R$541 million in 1Q25.

Reconciliation of Consolidated Recurring Net Income
R$ thousand	1Q26	1Q25
Net income for the period (IFRS)	978,979	1,038,740
Remeasurement of post-employment liabilities	-	-18,280
Recurring Net Income	978,979	1,020,460

Cemig | Earnings Release	27

Investments totaled R$1.48 billion in 1Q26, up 22% YoY.

The main highlights in 1Q26 were: (i) a R$1.28 billion investment by Cemig Distribuição connecting over 26,000 new customers, building 6 new and expanding 1 substations, constructing 765,000 km of low- and medium-voltage networks, and installing 92,000 smart meters; (ii) a R$103 million investment in transmission reinforcements and improvements, addition of 19 MWp of installed capacity in distributed photovoltaic generation, and the construction of 23.6 km of gas pipelines by Gasmig.

The execution of the largest investment program in Cemig’s history ensures the modernization and reliability of its electric system, in line with the Company’s strategic focus on Minas Gerais and its core businesses, while delivering an even better service to customers. Investments of R$43.70 billion are planned for 2026–2030, including R$6.72 billion in 2026.

Cemig | Earnings Release	28

CONSOLIDATED (R$ thousand)	Mar/26	2025	% Change
Gross Debt	19,610,517	19,465,331	0.7%
Cash and cash equivalents + marketable securities	1,792,522	2,661,338	-32.6%
Net Debt	17,817,995	16,803,993	6.0%
CEMIG GT (R$ thousand)	Mar/26	2025	% Change
Gross Debt	3,190,730	3,155,368	1.1%
Cash and cash equivalents + marketable securities	764,837	463,891	64.9%
Net Debt	2,425,893	2,691,477	-9.9%
CEMIG D (R$ thousand)	Mar/26	2025	% Change
Gross Debt	14,982,925	14,892,088	0.6%
Cash and cash equivalents + marketable securities	441,369	1,268,007	-65.2%
Net Debt	14,541,556	13,624,081	6.7

The Company maintains disciplined execution of its financial strategy, focused on optimizing cash flow, reducing the cost of capital, and extending its debt maturity profile.

Average debt maturity reached 6.6 years at the end of 1Q26. Notably, 76% of total debt matures in 2029 or later, positioning repayments largely beyond upcoming Tariff Review processes for the distribution and transmission businesses, enhancing predictability and financial flexibility.

Resilience and Financial Flexibility

In a potentially more selective capital markets environment, the Company remains well positioned, supported by its strong credit ratings and the defensive nature of the electric power sector. The capital structure is further reinforced by pre-approved credit lines that can be rapidly deployed during periods of volatility. Management continuously monitors funding alternatives—including multilateral agencies, development banks, receivables discounting, and Law 4,131 loans—enabling the Company to access more favorable market windows. In scenarios of widening spreads, the impact on the overall cost of debt would be limited, as the current liability profile is not directly affected by secondary market movements or NTN-B yields.

Covenant Structure

The Company reiterates that its current covenant levels are appropriate for the maturity of its projects and aligned with industry peers, ensuring security for investors and supporting the sustainability of its operations.

Cemig | Earnings Release	29

Cemig’s credit ratings have steadily improved in recent years, reaching the highest level in the Company’s history.

In 2025, the Company received an AAA rating from an additional credit rating agency, following a Moody's upgrade, further underscoring its financial strength, consistent performance, and disciplined capital allocation.

The evolution of ratings is shown below:

Fitch Ratings	Investment Grade										Speculative grade						
	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+
2009					Brazilian scale												
2018							Brazilian scale								Global scale		
2024	Brazilian scale											Global scale					

STANDARD & POOR'S	Investment Grade										Speculative grade						
	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC
2009				Brazilian scale								Global scale					
2018					Brazilian scale										Global scale		
2024		Brazilian scale											Global scale				

MOODY'S	Investment Grade										Speculative grade						
	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	Ba1	Ba2	Ba3	B1	B2	B3	Caa1
2009			Brazilian scale								Global scale						
2018									Brazilian scale					Global scale			
2025	Brazilian scale										Global scale						

Global scale   Brazilian scale

Cemig | Earnings Release	30

Cemig has established public sustainability commitments and is implementing strategic initiatives monitored through corporate KPIs and targets. These commitments are structured around five pillars: (i) Energy Transition, (ii) Environment, (iii) Local Development, (iv) Our People, and (v) Strong Governance.

ENERGY TRANSITION

Offset 100% of Scope 1 emissions by 2026.

Achieve net-zero by 2040 and reduce total GHG emissions by 60% by 2030.

Achieve 100% renewable energy **generation**.

Sell 37.4 million renewable energy certificates by 2030.

100% of municipal seats with dual power supply.

Connect 7 GW of distributed generation by 2028

Install smart **meters** by 2027.

ENVIRONMENT

Recycle and/or reuse at least 98% of industrial waste generated by 2027.

Conduct an assessment of Cemig's **impacts** on and dependence on ecosystem services.

LOCAL DEVELOPMENT

Digitize at least 85% of customer service interactions by 2026.

Convert the single-phase grid to three-phase through the *Minas Trifásico* Project by 2027.

Benefit 120,000 families by regularizing their energy supply.

Benefit at least 60,000 people through projects focused on children, the elderly, and sports by 2027.

OUR PEOPLE

Establish a culture of health and safe behavior within the company and across the value chain by 2030.

Establish a culture that values diversity, equity, and inclusion by 2030.

STRONG GOVERNANCE

Comply with **100%** of the requirements of the Global Compact Transparency Initiative by 2026.

Maintain, by 2030, a zero-incident rate for cybersecurity-related breaches involving the leakage of critical personal data that could cause significant harm to the data subject.

Implement the Sustainable Value Chain Management Program by 2027.

Corporate Highlights

Energy Transition

Cemig reinforces its climate leadership by achieving 100% offsetting of Scope 1 emissions for 2024 ahead of schedule (with 2025 figures still pending) and expects to continue offsetting emissions in the coming years. In parallel, 700 municipalities are now served by dual power supply, in line with the goal of reaching full coverage of municipal seats under this system.

The company was once again selected for the CDP A List, achieving the maximum score in 10 of the 16 evaluated criteria, notably:

•	Public commitment to net-zero emissions by 2040
•	Development of low-carbon products
•	Strong initiatives to mitigate emissions and modernize the grid

Cemig | Earnings Release	31

Environmental Highlight

The diagnosis of ecosystem services impacts and dependencies for Cemig has been completed. This assessment will support the development of internal strategies to mitigate negative impacts and reduce dependencies, contributing to improved operational processes and the promotion of biodiversity conservation.

Corporate Governance and Risk Management

In recent months, Cemig has advanced its governance practices. For the third consecutive year, the Company obtained the ISO 31000 Statement of Conformity, reinforcing the maturity of its risk management processes. In addition, the 2025–2026 Corporate Risk Matrix was approved, developed through a collaborative process and focused on consolidating key strategic risks under senior management oversight.

Sustainability indicators were reorganized to better align with Cemig’s new Materiality Matrix (pp. 6–7 of the Cemig Sustainability Report), which identifies eight material topics—three considered double material, four financially material, and one impact material. This reorganization strengthens the alignment between reported indicators and the Company’s priority themes, as well as those of its stakeholders.

Climate Change

KPIs	1Q26
Renewable fuel consumption (GJ) – cumulative	1,411
Non-renewable fuel consumption (GJ) – cumulative	30,812
Basic grid loss rate (%)	2
Total distribution loss rate *	11
% of generation from renewable sources	100

* ANEEL revised the methodology starting in 2Q25. Public Consultation No. 09/2024 requires the use of metered market data rather than billed data. Figures are calculated based on the average of the months in each quarter.

Renewable Energy

KPIs	1Q26
I-RECs sold from renewable sources	1,039,088
Cemig RECs sold from renewable sources	7,530,464
Number of smart meters installed	86,575

Water Resources

Cemig | Earnings Release	32

KPIs	1Q26
Surface Water Monitoring Management Indicator (IGMAS) (%)	100

People Health

KPIs	1Q26
Accident frequency rate (direct and third-party employees) - cumulative	3.31
Number of fatal or non-fatal accidents involving the public - cumulative	15

Local Communities

KPIs	1Q26
Allocation to the Fund for Children and Adolescents (FIA) (R$)	334,121
Allocation to the Fund for the Elderly (R$)	334,121
Allocation via the Sports Incentive Law (R$)	668,242
Allocation to Culture (R$)	94,675,653

Customer Satisfaction and Transparency

KPIs	1Q26
DEC - Equivalent Interruption Duration per Customer (hours)	8.75
FEC – Equivalent Interruption Frequency per Customer (unit)	4.94

Ethical Conduct and Integrity

KPIs	1Q26
Total complaints received	450
Total valid or partially valid complaints resolved	40
Number of customers, consumers, and employees affected by significant harm due to violations related to Privacy and Personal Data Protection	0
Number of independent directors	8
% of shares held by members of the boards and executive management	0

Cemig | Earnings Release	33

Share Performance Name	Mar/26	2025	% Change
Share price (2)
CMIG4 (PN) closing price (R$/share)	12.61	10.99	14.73%
CMIG3 (ON) closing price (R$/share)	16.75	14.49	15.57%
CIG (ADR PN) closing price (USD/share)	2.39	2	19.35%
CIG.C (ADR ON) closing price (USD/share)	3.28	2.61	25.67%
Average daily volume
CMIG4 (PN) (R$ million)	157.89	127.52	23.82%
CMIG3 (ON) (R$ million)	1.92	3.24	-40.65%
CIG (ADR PN) (US$ million)	13.42	5.49	144.17%
CIG.C (ADR ON) (US$ million)	0.02	0.01	54.61%
Indices
IEE	132,694	123,056	7.83%
IBOV	187,462	161,125	16.35%
CDI	10,614	10,258	3.47%
Indicators
Market value at period-end (R$ million)	40,034	35,388	13.13%
Enterprise value (EV - R$ million) (1)	56,843	48,488	17.23%
Dividend Yield CMIG4 (PN) (%) (3)	13.41	14.74	1.45 p.p
Dividend Yield CMIG3 (ON) (%) (3)	10.1	11.23	1.01 p.p
(1) EV = Market value (R$/share × number of shares) + consolidated net debt;
(2) Prices adjusted for distributions, including dividends
(3) Dividends distributed over the last four quarters / closing share price

Considering trading volumes of common (ON) and preferred (PN) shares, Cemig ranked as the fifth most traded company in the Brazilian energy sector and among the most traded in the local capital market. On the New York Stock Exchange, trading volume of the Company’s preferred ADRs (CIG) totaled US$818.4 million in 2026, reflecting recognition from the investment market and reinforcing Cemig’s position as an attractive global investment option. The Ibovespa (the main benchmark index for the performance of B3, Brazil’s Stock Exchange) rose 16.35% during the period, while Cemig’s preferred and common shares gained 14.73% and 15.57%, respectively. The ADRs posted gains of 19.35% (preferred) and 25.67% (common).

Cemig | Earnings Release	34

Power Plants	Company	Cemig Power (MW)	Cemig Firm Energy (MW)	End of Concession	Type	Cemig Stake
Reversal	CEMIG GT	1,192	475	May/27	HPP	100.0%
Nova Ponte	CEMIG GT	510	257	Aug/27	HPP	100.0%
Três Marias	CEMIG GT	396	227	Jan/53	HPP	100.0%
Irapé	CEMIG GT	399	198	Oct/40	HPP	100.0%
Salto Grande	CEMIG GT	102	74	Jan/53	HPP	100.0%
Sá Carvalho	Sá Carvalho S.A	78	54	Aug/26	HPP	100.0%
Rosal	Rosal Energia S. A	55	28	Dec/35	HPP	100.0%
Itutinga	CEMIG G. ITUTINGA	52	27	Jan/53	HPP	100.0%
Boa Esperança	CEMIG GT	85	25	Aug/57	PV	100.0%
Camargos	CEMIG G. CAMARGOS	46	22	Jan/53	HPP	100.0%
Três Marias Jusante	CEMIG GT	70	20	Feb/58	PV	100.0%
Volta do Rio	CEMIG GT	42	18	Dec/31	WIND	100.0%
Poço Fundo	CEMIG GT	30	17	Jun/52	SHPP	100.0%
Pai Joaquim	CEMIG PCH S.A	23	14	Sep/41	SHPP	100.0%
Piau	CEMIG G. SUL	18	14	Jan/53	HPP	100.0%
Parajuru Beaches	CEMIG GT	29	8	Sep/32	WIND	100.0%
Locust	CEMIG G. OESTE	14	7	Jan/53	HPP	100.0%
Peti	CEMIG G. LESTE	9	6	Jan/53	HPP	100.0%
Joasal	CEMIG G. SUL	8	5	Jan/53	HPP	100.0%
Tronqueiras	CEMIG G. LESTE	9	3	Dec/46	HPP	100.0%
Queimado	CEMIG GT	87	53	Jun/41	HPP	82.5%
Belo Monte	Norte	1,313	534	Jul/46	HPP	11.7%
Paracambi	Lightger	12	10	Jan/34	SHPP	49.0%
Cachoeirão	Hidrelétrica Cachoeirão	13	8	Jan/46	SHPP	49.0%
Pipoca	Hidrelétrica Pipoca	20	12	Dec/34	SHPP	100.0%
Other		59	31
Subtotal		4,672	2,146
Distributed Generation
Cemig GT	Cemig GT	14.5	3.6		PV	100.0%
Cemig Sim	Cemig Sim	113.0	29.8		PV	100.0%
Subtotal		127.5	33.4
Total		4,799	2,179

Note: The firm energy for Boa Esperança and Jusante PVs reflects values certified by an independent certification company but not yet approved by ANEEL. For Cemig Sim’s plants, installed capacity is presented in MWac, and estimated generation was used as a proxy for the firm energy in the table.

Cemig Sim also sells energy from leased plants with total capacity of 283 MWp. Further details on expansion projects for Cemig Sim and Cemig GT are provided on the following page.

Cemig | Earnings Release	35

Expansion in Photovoltaic Generation

Project	Company	Installed Capacity (MWac)	Capacity (MWp)	Expected Generation (MWavg)	Expected Commissioning Date
Ouro Solar	Cemig Sim	11.5	16.3	3.3	Jun/26 to Aug/26
Bloco Azul	Cemig Sim	15.0	21.3	3.8	Jun/26 to Aug/26
Solar do Cerrado	Cemig Sim	30.0	42.0	8.6	Apr/26 to Nov/26
Cemig GT - Sol Central	Cemig GT	17.0	22.1	4.0	Jul/26
Total		73.5	101.7	19.7

Cemig | Earnings Release	36

As of July, the RAP for the 2025/2026 cycle became effective, already incorporating effects of the RBSE remeasurement financial component for Cemig, as defined by ANEEL.

REH - ANEEL RESOLUTION 3,481/2025 (2025/2026 cycle)
R$ thousand	RAP	Adjustment Portion (PA)	Total	Due Date
Cemig	1,245,408	60,207	1,305,615
Cemig GT	1,164,296	62,435	1,226,731	Dec/42
Cemig Itajuba	52,484	-1,061	51,423	Oct/30
Centroeste	16,078	-1,017	15,061	Mar/35
Sete Lagoas	12,550	-150	12,401	Jun/41
Taesa (21.68% stake held by Cemig)	956,249	-35,288	920,961
TOTAL RAP			2,226,576

RBSE* COMPENSATION at June 2025 prices. Amount excluding charges
Amounts in R$ thousand per Cycle	2025–2026	2026–2027	2027–2028	2028–2029	2029 through 2033
Economic	112,434	112,434	112,434	35,253	35,253
Financial	298,669	298,669	298,669	-	-
Total	411,102	411,102	411,102	35,253	35,253
**RBSE compensation amounts are included in Cemig’s RAP (first table)

Cemig has already obtained approval (Authorizing Resolution - REA) for large-scale Reinforcements and Improvements, totaling R$1,158.1 million in CAPEX, in addition to R$231.3 million related to Lot 1 of Auction No. 02/2022 (completion of works expected in 2028).

Note: The 2025 projected commissioning refers to projects already completed but not yet incorporated into RAP for the tariff adjustment effective July 2025.

Projected commissioning	Capex (R$ thousand)	RAP (R$ thousand)
2025	141,292	22,483
2026	478,422	76,916
2027	391,092	65,088
2028	309,186	32,233
2029	69,452	11,522
Total	1,319,992	196,705

Cemig | Earnings Release	37

1Q26 - Regulatory Revenue and EBITDA from Transmission
Amounts in R$ thousand	Cemig GT	Centroeste	Sete Lagoas	Total
Revenue from electricity transmission operations	442,464	2,821	3,452	448,737
Taxes on revenue	-38,495	-103	-319	-38,917
Charges	-66,549	-195	-143	-66,887
Net revenue	337,420	2,523	2,990	342,933
Regulatory net income	208,750	2,028	1,795	212,573
Income tax and social contribution	513	177	718	1,408
Financial result	13,890	-263	-557	13,070
Depreciation and amortization	44,310	366	609	45,285
Regulatory EBITDA	267,463	2,308	2,565	272,336

1Q25 - Regulatory Revenue and EBITDA from Transmission
Amounts in R$ thousand	Cemig GT	Centroeste	Sete Lagoas	Total
Revenue from electricity transmission operations	454,337	6,482	2,620	463,439
Taxes on revenue	-39,808	-237	-242	-40,287
Charges	-84,718	-213	-114	-85,045
Net revenue	329,811	6,032	2,264	338,107
Regulatory net income	189,792	2,595	1,041	193,428
Income tax and social contribution	11,711	259	381	12,351
Financial result	6,016	-186	-270	5,560
Depreciation and amortization	55,156	363	609	56,128
Regulatory EBITDA	262,675	3,031	1,761	267,467

Further details, financial statements, and spreadsheets can be found at the following link:

Results Center | Cemig IR

Cemig | Earnings Release	38

Certain statements and estimates contained in this material may constitute forward-looking statements regarding future events or results, which are subject to known and unknown risks and uncertainties. There can be no assurance that such expectations will materialize.

These statements are based on the assumptions and analyses of our management, considering its experience and other factors, including the macroeconomic environment, electricity market conditions, and expected future performance, many of which are beyond our control.

Factors that may cause actual results to differ materially from those expressed or implied in these forward-looking statements include, among others, our business strategy, Brazilian and global economic conditions, technological developments, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, and uncertainties related to our future operating results, plans, and objectives. Accordingly, actual results may differ materially from those indicated or implied herein.

The information and opinions contained herein should not be construed as a recommendation to potential investors, and no investment decision should be based on the accuracy, timeliness, or completeness of such information or opinions. Neither the Company, its officers, employees, affiliates, nor their representatives shall be liable for any losses arising from the use of the content of this presentation.

For a discussion of risks and uncertainties related to Cemig, as well as additional information on factors that could cause actual results to differ materially from those estimated by the Company, please refer to the Risk Factors section of the Reference Form filed with the Brazilian Securities and Exchange Commission (CVM) and the Form 20-F filed with the U.S. Securities and Exchange Commission (SEC).

Financial figures are presented in millions of Brazilian reais (R$), unless otherwise indicated. The financial information has been prepared in accordance with IFRS.

Cemig | Earnings Release	39

3.	Notice to the Market – Changes in relevant equity interest, dated May 20, 2026

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

NOTICE TO THE MARKET

Change in relevant equity interest

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG ("Cemig" or “Company"), a publicly held company with shares traded on B3 S.A. – Brasil, Bolsa, Balcão and the New York Stock Exchange (NYSE), hereby informs its shareholders and the market in general, pursuant to Article 12 of CVM Resolution 44, of August 23, 2021, that it has received a notice from Banco Clássico S.A. informing it of an increase in relevant equity interest in the Company’s share capital.

According to the notice received, as a result of a transaction carried out in the spot market on May 19, 2026, Banco Clássico S.A., through its exclusive fund Dinâmica Energia FIF Ações – Resp. Ltda. (Corporate Taxpayer’s ID (CNPJ) number 08.196.003/0001-54), acquired 7,400,000 preferred shares issued by the Company. Following the completion of this transaction, the aforementioned Investor now holds 313,988,379 (32.82%) common shares and 190,614,480 (10.00%) preferred shares.

Considering the total number of shares held, Banco Clássico S.A., through the aforementioned fund, now holds 17.63% of Cemig’s total share capital, according to the attached correspondence.

The Investor further stated that the transactions carried out are intended to diversify its investments in the electric energy sector and allocate part of its investments to the country’s infrastructure sector.

The Company remains available to its shareholders and the market for any additional clarifications that may be necessary.

Belo Horizonte, May 20, 2026.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

4.	Notice to the Market – Cemig SIM completes the acquisition of 11 DG photovoltaic plants, dated June 3, 2026

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

NOTICE TO THE MARKET

Cemig SIM completes the acquisition of 11 DG photovoltaic plants

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly held company with shares traded on the stock exchanges of São Paulo and New York, hereby informs its shareholders and the market in general that its wholly owned subsidiary CEMIG SOLUÇÕES INTELIGENTES EM ENERGIA S.A. (“Cemig SIM”) has completed, on this date, the acquisition of the entire share capital of three Special Purpose Entities holding 11 distributed generation (“DG”) photovoltaic plants (“PVPs”) with a total installed capacity of 26.2 MWp.

The acquisition price was R$155 million. The DG assets are connected to the grid in the municipalities of Riachinho, São Romão, Brasilândia de Minas, and Porteirinha, all located in the northern region of the State of Minas Gerais.

The energy generated by these 11 photovoltaic plants is sufficient to supply a municipality with 20,000 inhabitants and is equivalent to avoiding 2,028 tons of CO2 emissions per year.

This acquisition is in line with CEMIG’s Strategic Plan, seeks to optimize the portfolio of wholly owned assets and increase operational efficiency through the capture of commercial, administrative, and operational synergies.

CEMIG reaffirms its commitment to keeping its shareholders, the market in general, and other stakeholders duly and timely informed, in accordance with CVM regulations and applicable legislation.

Belo Horizonte, June 03, 2026.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

5.	Notice to Shareholders – Resolutions of the Annual Shareholders' Meeting - DIVIDENDS/IoE, dated April 30, 2026

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

B3 (CMIG3, CMIG4)

NYSE (CIG, CIGC)

NOTICE TO SHAREHOLDERS

Resolutions of the ASM

DIVIDENDS/IoE

We hereby inform our shareholders that the Annual Shareholders’ Meeting (ASM), held today, resolved, among other matters, as follows:

Considering the net income for fiscal year 2025, of R$4,897,409 thousand, the amount of R$3,513,358 thousand shall be allocated as mandatory dividends to the Company’s shareholders, as follows:

✓	To ratify the amount of R$2,837,219 thousand, already declared, comprising R$2,419,918 thousand in the form of interest on equity (“IoE”) and R$417,301 thousand in the form of dividends, according to the table below;

Description	Approval	Date With	Date Ex	Gross amount per common/preferred share	Total gross amount	Payment Date
				(R$)	(R$ thousand)
IoE	03/20/2025	03/25/2025	03/26/2025	0.18911784746	541,006	Two equal installments: 50% by 06/30/2026 and 50% by 12/30/2026
	06/17/2025	06/23/2025	06/24/2025	0.20860690716	596,758
	09/23/2025	09/29/2025	09/30/2025	0.21139610230	604,737
	12/18/2025	12/23/2025	12/26/2025	0.23680263228	677,417
Total IoE				0.84592348920	2,419,918
Dividends	12/17/2025	12/22/2025	12/23/2025	0.14587483160	417,301	12/30/2025
Total Dividends				0.14587483160	417,301
Total IoE/Dividends				0.99179832080	2,837,219

✓	Declare R$676,139 thousand in the form of dividends, according to the table below;

Dividends
Gross amount per share	R$0.23635588564
Date “with rights” (1)	04/30/2026
Date “ex-rights”	05/04/2026
Payment date	2 (two) equal installments: the first by 06/30/2026 and the second by 12/30/2026

(1)	Common and preferred shareholders of record will be entitled to the payment.

Shareholders whose shares are not held in custody at CBLC and whose registration data is outdated are advised to go to a branch of Banco Itaú Unibanco S.A. (the institution managing CEMIG’s Registered Share System) bearing their personal documents for the due update of their registration data.

Belo Horizonte, April 30, 2026.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations